Exhibit 21
Subsidiaries

Name	Jurisdiction of Formation
AmerisourceBergen Drug Corporation	Delaware
Amerisource Health Services Corporation	Delaware
Amerisource Receivables Financial Corporation	Delaware
Amerisource Heritage Corporation	Delaware
ASD Specialty Healthcare, Inc.	California
International Physician Networks, LLC	Delaware